SEVERN TRENT
ENVIRONMENTAL LEADERSHIP



7 March 2005

SUPPL

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA



SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH, D.C.
179
SECTION

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant



PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Encl.

\\PLCCOV10\Team$\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2005\Correspondence\B- SEC Letter - February 05 return - 7Mar05.doc

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Trustee purchase of shares under LTIP - Non-executive directors as beneficiaries	SE Announcement	10-Feb-2005	✓				✓	Filed with SEC on 10 February 2005
Transfer of shares to beneficiary of LTIP	SE Announcement	16-Feb-2005	✓				✓	Filed with SEC on 16 February 2005
88(2) - FHF (Nominees) - 3,048 shares	Co House Forms	03-Feb-2005		✓				
88(2) - Mr Robert Thompson - 389 shares	Co House Forms	17-Feb-2005		✓				
88(2) - TD Waterhouse Nominees (Europe) - 4,046 shares	Co House Forms	21-Feb-2005		✓				
88(2) - FHF (Nominees) - 7,666 shares	Co House Forms	25-Feb-2005		✓				
288b - Resignation of R M Walker as Director	Co House Forms	24-Feb-2004		✓				
EMTN - Pricing Supplement relating to issue - Severn Trent Plc	UKLA	28-Jan-2005	✓					
EMTN - Pricing Supplement relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	18-Feb-2005	✓					

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4298	3368	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.805	£7.20	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name FHF (Nominees) Limited Desig CSOS Part ID:846 Address 28 PARK STREET WEST LEEDS UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 7666
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7666

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 25.2.2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/2047 Tel: 01903 833004
DX number *DX exchange*

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	11	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4046		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name TD WATERHOUSE NOMINEES (EUROPE) LIMITED Desig: CESREG Part ID: 277 Address 201 DEANSGATE MANCHESTER UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 4046
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 4046

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 21. 2. 2005.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/1889 Tel: 01903 833004

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	02	~~2004~~ 2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	99	123	167
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	548p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Mr Robert Thompson Willowbrook House 19 Main Street Withybrook UK Postcode CV7 9LT	Class of shares allotted ORDINARY	Number allotted 389
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 17.2.2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/ST/0951 Tel: 01903 833064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	24	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,048		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F /Nominees/ Limited A/C CSOS Part ID 846 Address 28 Park Square West Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 3,048
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,048

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 3.2.2005.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/1638	Tel: 01903 833884
DX number	DX exchange

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2757948

Company Name in full East Worcester Water Plc

	Day	Month	Year
Date of termination of appointment	03	02	2005

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: Mr. * Honours etc:

Forename(s): Robert Malcolm

Please insert details as previously notified to Companies House.

Surname: Walker

	Day	Month	Year
† Date of Birth	03	02	1945

A serving director, secretary etc must sign the form below.

Signed Electronically filed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

18 February 2005

Severn Trent Water Utilities Finance Plc

Issue of CZK 300,000,000 Floating Rate Notes due February 2010
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 8 October 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.		Issuer:	Severn Trent Water Utilities Finance Plc
	(i)	Guarantor:	Severn Trent Water Limited
2.		Series Number:	66
	(i)	Tranche Number:	1
3.		Specified Currency or Currencies:	Czech Koruna ("CZK")
4.		Aggregate Nominal Amount:	
	(i)	Series:	CZK 300,000,000
	(ii)	Tranche:	CZK 300,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net Proceeds:	CZK 300,000,000
6.		Specified Denominations:	CZK 10,000,000
7.		Issue Date and Interest Commencement Date:	22 February 2005
8.		Maturity Date:	Interest Payment Date falling in February 2010, subject to adjustment in accordance with the Modified Following Business Day Convention
9.		Interest Basis:	6 month PRIBOR + 0.12 per cent. Floating Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable
12.		Put/Call Options:	Not Applicable
13.	(i)	Status of the Notes:	Senior

(ii)	Status of the Guarantee:	Senior
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Not Applicable
17.	**Floating Rate Note Provisions**		Applicable
	(i)	Specified Period(s)/Interest Payment Dates:	Interest will be payable semi-annually in arrear on 22 February and 22 August in each year from and including 22 August 2005 to and including the Maturity Date, each such date subject to adjustment in accordance with the Business Day Convention specified below
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	For the avoidance of doubt the Business Centres are London and Prague
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	Applicable
	-	Reference Rate:	6 month PRIBOR as specified on Reuters page PRBO at 11.00 a.m. (Central European Time)
	-	Interest Determination Date(s):	Second Prague Business Day prior to the start of each Specified Period
	-	Relevant Screen Page:	Reuters page PRBO, or such other page as may replace it on that information service
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	+ 0.12 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360 (adjusted)

(xii)	Fallback provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Interest Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or method of calculating the same (if different from that set out in Condition 6(f)):	As per Condition 6(f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	For the avoidance of doubt the Financial Centres are London and Prague
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	
31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	If syndicated, names of Managers:	Not Applicable
	(i) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	Citigroup Global Markets Limited
35.	Whether TERFA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0212724347
Common Code:	021272434

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of the Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: 
Duly authorised

Signed on behalf of the Guarantor:

By: 
Duly authorised

PRICING SUPPLEMENT

28 January 2005

Severn Trent Plc

Issue of CZK 500,000,000 five year Floating Rate Notes due February 2010

under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated, 8 October 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.		Issuer:	Severn Trent Plc
2.	(i)	Series Number:	65
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Czech Koruna "CZK"
4.	Aggregate Nominal Amount:		
	(i)	Series:	CZK 500,000,000
	(ii)	Tranche:	CZK 500,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net proceeds:	CZK 500,000,000
6.	Specified Denominations:		CZK 10,000,000
7.	Issue Date and Interest Commencement Date:		1 February 2005
8.	Maturity Date:		1 February 2010
9.	Interest Basis:		6 month PRIBOR + 0.15 per cent. Floating Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest Basis or Redemption/ Payment Basis:	Not applicable
12.	Put/Call Options:	Not applicable
13.	Status of the Notes:	Senior
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Not Applicable
17.	**Floating Rate Note Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	1 February and 1 August in each year commencing on and including 1 August 2005 up to and including the Maturity Date payable in arrear.
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London, Prague
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	
	–	Reference Rate:	6 month PRIBOR as specified on the Reuters page PRBO at 11.00 a.m. (Central European Time).
	–	Interest Determination Date(s):	Second Prague business day prior to the start of each Interest Period.
	–	Relevant Screen Page:	Reuters page PRBO, or such other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to 6 month PRIBOR.
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	+ 0.15 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable

(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	The Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination and thereafter multiplying such sum by the applicable Day Count Fraction (as defined in (xi) above), not subject to any adjustment and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Interest Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	As set out in Condition 6(f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Prague
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	ING Bank N.V.
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Czech Republic No approval of a prospectus or a limited prospectus has been sought or obtained from the Czech Securities Commission under Act No. 256/2004 Coll. on business activities in capital markets, as subsequently amended (the "Capital Markets Act"), with respect to the Notes and no application has been filed nor has any permission been obtained for listing nor has any other arrangement for trading the Notes on any regulated market in the Czech Republic been made. Accordingly, by purchasing the Notes you have represented, warranted and agreed that you have not offered, sold or otherwise introduced the Notes for trading, and you will not offer or sell or otherwise introduce the Notes for trading, in the Czech Republic in a manner that would require the approval of a prospectus or a limited prospectus by the Czech Securities Commission under Section 34 et seq. of the Capital Markets Act.

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable

38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not applicable

ISIN:	XS 0210335377
Common Code:	021033537

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the ε2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: 

Duly authorised